

恒生銀行 開拓.超越. Exceed. Excel.

HANG SENG BANK

Our Ref: HOS CSE 050323
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

3 May 2005



Attention: Ms Janette M Aalbregtse

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

I am pleased to advise that the Directors today declared a First Interim Dividend for the year ending 31 December 2005.

A copy of the relevant press release issued today is enclosed for your information.

Yours faithfully

K W Ma
Assistant General Manager
and Company Secretary

Encl


恒生銀行
HANG SENG BANK

Press Release

3 May 2005





HANG SENG ANNOUNCES FIRST INTERIM DIVIDEND FOR 2005

The Board of Directors of Hang Seng Bank today declared a first interim dividend of HK$1.10 per share in respect of the year ending 31 December 2005.

The first interim dividend will be payable on Tuesday, 7 June 2005, to shareholders on the Register of Shareholders as at Monday, 30 May 2005.

The Register of Shareholders of the Bank will be closed on Monday, 30 May 2005, during which no transfer of shares can be registered. To qualify for the first interim dividend for 2005, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:00 pm on Friday, 27 May 2005, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

The results for the first half of 2005 will be announced on Monday, 1 August 2005.

The proposed timetables for the second, third and fourth interim dividends in respect of 2005 are:

Second interim dividend for 2005

Announcement	1 August 2005
Book close date	24 August 2005
Payment date	1 September 2005

Third interim dividend for 2005

Announcement	7 November 2005
Book close date	21 December 2005
Payment date	4 January 2006

Fourth interim dividend for 2005

Announcement	6 March 2006
Book close date	21 March 2006
Payment date	31 March 2006

more...

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group and the second largest listed bank in Hong Kong in terms of market capitalisation. It operates 157 branches and automated banking centres in Hong Kong; a branch in Macau; and a network of five branches (in Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), three sub-branches (two in Shanghai and one in Shenzhen) and two representative offices (in Beijing and Xiamen) in mainland China. The Bank also has a representative office in Taipei.

With consolidated assets of HK$548.6 billion at the end of 2004, the Bank reported a profit attributable to shareholders of HK$11.40 billion for 2004. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

Media enquiries to:
Cecilia Ko 2198-4227

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